Pacific Therapeutics, Ltd.
409 Granville Street, Suite 1500
Vancouver, BC V6C-1T2 Canada

November 13, 2013
Jeffrey P. Reidler
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:         Withdrawal of Registration Statement on Form 20-F under Section 12(b)
Filed by Pacific Therapeutics, Ltd.
File No. 001-35970

Re-File of Registration Statement on Form 20-F under Section 12(g)

Dear Mr. Riedler,

Pacific Therapeutics, Ltd. (the “Company”) filed a Registration Statement on Form 20-F on June 17, 2013, amended on July 3, 2013, August 30, 2013 and October 10, 2013, respectively (the “Original Form 20-F”).  It has recently come to the Company’s attention that the Original Form 20-F was inadvertently filed under Section 12(b) of the Securities Exchange Act of 1934, while it should have been filed under Section 12(g). The Company hereby withdraws the incorrectly filed Original Form 20-F and simultaneously re-file a new Registration Statement on Form 20-F under Section 12(g) (the “New Form 20-F”), including all exhibits filed thereto with the Original Form 20-F.

The New Form 20-F also reflects the changes made by the Company pursuant to your comment letter dated October 22, 2013 regarding the Original Form 20-F (the “Comment Letter”).  For your convenience, we hereby set forth below the changes we made in the New Form 20-F pursuant to the Comment Letter. The Company’s responses are set forth below to the items noted by the staff in the Comment Letter. Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company.

Item 5. Operating and Financial Review and Prospects
C. Research and Development
Comparison of Years Ended December 31, 2012, 2011 and 2010, page 36 [of the Original Form 20-F]

1.
Please refer to your response to comment 10.  The amount disclosed for research and development expenses from inception through to December 31, 2012 has changed and now the difference between the $554,712 and the $507,264 no longer agrees to the research and development expense of $50,941 plus the change in SR&ED credits of $6,508. Please revise or explain the difference.  In addition, please revise the amounts disclosed on page 6 of Exhibit 15.4 to agree with these changes.

RESPONSE:

Pursuant to your comment, we have revised the disclosure for research and development expenses from inception through to December 31, 2011 to the following in the corresponding part in the New Form 20-F:

“From inception through to December 31, 2011, the Company incurred total expenses in the development of its intellectual property of $1,638,698, which includes $497,264 of research and development expenses (research and development expenses on the financial statements have been offset by $53,277 in IRAP funding and $187,427 in SR&ED tax credits), $342,508 of professional fees and $788,926 of wages and benefits.”

Furthermore, Page 6 of Exhibit 15.4 to the New Form 20-F has also been revised to agree with the above-mentioned changes.

2.
Please explain why the changes for professional fees and wages and benefits from inception through to December 31, 2011 compared to inception through to December 31, 2012 do not agree to the changes in those respective line items on the statements of comprehensive loss. For example, the change in professional fees calculated from page 36 is an increase of $80,923 but the total change shown on page 32 is a decrease of $25,344.

RESPONSE:

The information on page 36 was from inception to December 31, 2011 and 2012.  The difference between inception to December 31, 2011 and 2012 is equal to the expense for December 31, 2012 year only. The change on page 32 is the change between expenses for the year ended December 31, 2012 and for year ended December 31, 2011. It is incorrect to compare the difference between inception to December 31, 2011 and 2012 with the change between year 2011 and 2012, since they represent the changes for different periods.

In addition, the classifications for the table on page 32 do not align with the classifications for the information on page 36. Specifically, on page 32 Wages and benefits include Stock Based Compensation of $75,025 (compared with $Nil for 2011) which is excluded from the calculation of expenses included in the development of intellectual property. Likewise, an amount of $6,542 (compared with $3,000 for 2011) constituted a part of the expenses reported in the 2012 financial statements in the categories of Professional fees and Salaries and wages; however, when we calculated the total expenses in the development of our intellectual property we reclassified these amounts between Professional fees and Salaries and wages.  Therefore, although the combined totals of the categories agree, the line items are out by the same amount one being higher and the other lower.

3.	Please provide interim financial statements for the quarterly period ended June 30, 2013 as well as updated disclosures. Refer to Item 8.A.5 of Form 20-F.

RESPONSE:

The interim financial statements for the quarterly period ended June 30, 2013 is being filed as Exhibit 15.6 to the New Form 20-F, which also includes the relevant updated disclosures.

Exhibit 15.3
Notes to Financial Statements
16. Commitments, page 28 [of the Original Form 20-F]

4.
Please refer to your response to comment 12.  Please revise the date for the table related to IntelGenx from December 31, 2013 to December 31, 2012. On pages 19 and 37 you state that the Company has paid $10,315 to IntelGenx under the development and commercialization agreement. Please explain the nature of this expense and clarify whether it was separate from the amounts disclosed in the footnotes on page 29. Finally, please clarify whether the $47,134 in research and development expense for 2012 paid to a contract research operation for the drug/drug interaction trial in India disclosed on page 36 of the 20-F includes the $10,315 paid to IntelGenx disclosed on page 37.

RESPONSE:

a)	Pursuant to your comment, in Exhibit 15.3 to the New Form 20-F, the date for the table related to IntelGenx has been revised from December 31, 2013 to December 31, 2012.

b)
The expense of $10,315 disclosed on page 19 and 37 of the Original Form 20-F was for materials and services used in the formulation development of PTL-202 under the development and commercialization agreement with IntelGenx. The materials and services were bought by IntelGenx and they were reimbursed by the Company. The $10,315 paid to Intelgenx is included in the Research expense of $50,941 in the table for the fiscal year 2012. The footnote on page 29 of the Original Form 20-F only discusses information of the fiscal year 2011.

The total research expense of $50,941 for fiscal year 2012 consists of the following expenses:

Research for 2012 FS is:
●	RA Chem Pharma	$41,475
●	Insurance	$5,659
●	IntelGenx	$10, 315
	TOTAL	$57,449

LESS
●	SR&ED Tax Credit	$6,508

NET TOTAL		$50,941

c)
The $47,134 in research and development expense for 2012 paid to a contract research operation for the drug/drug interaction trial in India disclosed on page 36 of the Original Form 20-F does not include $10,315 paid to IntelGenx disclosed on page 37. It does include $41,475 paid to RA Chem Pharma in India for the clinical trial and $5,659 for insurance for this clinical trial.

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We also hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that you may have additional comments and thank you for your attention to this matter.

Sincerely,
PACIFIC THERAPEUTICS, LTD.

/s/ Douglas Unwin
Douglas H. Unwin
Chief Executive Officer